Exhibit 99.1
Riskified Reports Record Second Quarter and First Half Performance, Accelerates Path to Profitability and Raises Annual Guidance for 2022
Raises Guidance and Financial Outlook for FY 2022
Management to host a conference call today, August 10, at 8:30 a.m. Eastern Time
NEW YORK, August 10, 2022 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a risk management platform enabling frictionless eCommerce, today announced financial results for the three and six months ended June 30, 2022. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“I am extremely pleased that for the first six months of the year we generated record revenues and GMV as the business continues to grow, capture market share, and scale. This achievement is even more impressive in the current challenging economic landscape,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
“As positive as I feel about our top-line performance, I am also excited by the progress that we’ve made to lower and optimize our cost base. This allowed us to raise our Adjusted EBITDA outlook for 2022, and accelerate our path to profitability, while keeping our long-term growth outlook intact.”
Q2 2022 Business Highlights

•Increased 2022 Revenue Guidance: Record first half performance and a solid second half pipeline of merchant activity resulted in upward revised full year revenue outlook for the company.

•Accelerating Path to Profitability through improved Adjusted EBITDA Outlook: Through ongoing financial discipline and a focused evaluation of Riskified’s operating expenses, the Company made meaningful strides in reducing its budgeted expense base while fully maintaining its growth outlook. As a result, Riskified was able to improve its Adjusted EBITDA outlook for the full year of 2022 by approximately 18% and accelerate its path to profitability.

•Strengthened Leadership Team with Appointment of President of Worldwide Field Operations to Propel Growth: Riskified recently announced Ravi Kumaraswami’s appointment as President of Worldwide Field Operations. Mr. Kumaraswami, a proven technology leader with more than 20 years of experience, will build upon existing momentum and spearhead the go-forward strategy and operations of Riskified's global sales, marketing and channel teams, by focusing on identifying new opportunities and partnerships to further accelerate our growth.

•Further Diversified Business with the Addition of New Merchants: Riskified had a strong quarter of activity driven primarily by upsells within our existing customer base and new merchant additions. The Company’s top ten new merchants represented five different industries across three separate geographies, which we believe demonstrates Riskified’s ability to win new merchants across varied macroeconomic environments.

•Momentum within Tickets & Travel Industry Group: Tickets and Travel demonstrated resilience to rebound from pre-pandemic levels and was one of the most meaningful areas of growth during the second quarter. We believe the Company remains well positioned to benefit from a resurgence in travel and a return to live events as a result of the ongoing re-opening trends.

Q2 2022 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and six months ended June 30, 2022 and 2021, in thousands except where indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(audited)
Gross merchandise volume ("GMV") in millions(1)	$25,399	$21,453	$48,077	$40,381
Increase in GMV year over year	18%		19%
Revenue	$59,932	$55,692	$118,777	$106,775
Increase in revenues year over year	8%		11%

Gross profit	$30,606	$33,302	$60,974	$61,930
Gross profit margin	51%	60%	51%	58%

Operating profit (loss)	$(32,787)	$(1,650)	$(65,613)	$(4,999)
Net profit (loss)	$(33,028)	$(20,489)	$(66,292)	$(64,141)

Adjusted EBITDA(1)	$(13,625)	$1,555	$(27,072)	$1,259
“Building on the momentum from a strong first quarter, we continued to see the expansion of our volume reviewed across all geographies and a majority of industries in the second quarter. Our business remains broad-based and diversified, and I am especially encouraged by our recent growth in the Tickets and Travel industry,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
“We thoroughly analyzed our budget for 2022 and took decisive action to identify areas of cost savings, which resulted in strong bottom line improvements in the second quarter, and our ability to make a meaningful update to our Adjusted EBITDA outlook for the second half of the year. We believe that our new optimized cost structure should increase the ROI of certain projects, and I am very excited about our progress in this area.”
Financial Outlook

Our record first half performance and a solid second half pipeline of merchant activity has resulted in an upward revised revenue outlook for the company. We are increasing our revenue guidance for the year ending December 31, 2022 as follows:

•Revenue between $255 million and $258 million, up from between $254 million and $257 million

In addition, through ongoing expense discipline and a focused evaluation of our operating expenses, we made tremendous strides in reducing our budgeted expense base while fully maintaining our growth outlook. As a result, we are raising our Adjusted EBITDA guidance for the year ending December 31, 2022 as follows:

•Adjusted EBITDA(2) between negative $57 million and negative $54 million, an improvement from between negative $69 million and negative $66 million

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP metric. See “Key Performance Indicators and Non-GAAP Metrics” for additional information regarding this non-GAAP metric and “Reconciliation of GAAP to Non-GAAP Metrics” for a reconciliation of this non-GAAP metric to the most directly comparable GAAP metric.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2022 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. In particular, we are unable to forecast the magnitude of share-based compensation expense and foreign currency transaction gains or losses as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP metrics in the future.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, August 10, 2022 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com.
Key Performance Indicators and Non-GAAP Metrics

This press release and the accompanying tables and related presentation materials contain certain key performance indicators and non-GAAP metrics: GMV, Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share. These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share have limitations as analytical tools in that they do not reflect certain cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized or cash payments for taxes. Management compensates for these limitations by relying on our GAAP results in addition to using these non-GAAP metrics as supplemental measures of our performance. The non-GAAP metrics used herein are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. Non-GAAP financial metrics should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP metrics together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define Gross Merchandise Volume ("GMV") as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.

We define Adjusted EBITDA as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation.

We define Non-GAAP gross profit as GAAP gross profit adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, if applicable. Non-GAAP gross profit margin represents Non-GAAP gross profit expressed as a percentage of revenue.

We define non-GAAP cost of revenue as GAAP cost of revenue adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, if applicable.

We define non-GAAP operating expenses by line item as GAAP operating expenses adjusted to remove the effects of depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation, where applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash payments for property and equipment and capitalized software development costs.

We define non-GAAP net profit (loss), which is used to compute non-GAAP net profit (loss) per share, as GAAP net profit (loss) adjusted to remove the effects of unique or non-recurring items such as remeasurement losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as non-cash expenses such as depreciation and amortization, share-based compensation expense, and payroll taxes related to share-based compensation. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, which is used to compute non-GAAP net profit (loss) per share, as GAAP weighted average shares used to compute net profit (loss) per share, adjusted to reflect the ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.

Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, Free Cash Flow, non-GAAP net profit (loss) and non-GAAP net profit (loss) per share are non-GAAP metrics that management and our board of directors use as a supplemental measure of our performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business. Additionally, we provide Free Cash Flow because it is a non-GAAP liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
See the tables below for reconciliations of these non-GAAP financial metrics to the most directly comparable GAAP metrics.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements, including statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2022, future growth potential in new industries and new geographies, internal modeling assumptions, expectations as to the impact of cost reduction measures, and business plans and strategy, reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our limited operating history and ability to manage our growth; our history of net losses and anticipated increasing operating expenses; our ability to achieve profitability; our ability to maintain and enhance our brand; our ability to attract new merchants, retain existing merchants and increase the sales of our products to existing enterprises; our dependence on the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud; changes in laws and regulations related to the use of credit cards, such as PSD2, which have and may continue to impact our GMV and to change or reduce the use cases for our products; our ability to successfully implement our business plan in light of macroeconomic conditions, such as economic downturn, changes in consumer behavior (including as a result of COVID-19 related restrictions and macroeconomic conditions, including the rising inflationary environment), global supply chain issues and other factors that may impact eCommerce volumes and that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective or do not operate properly; our ability to predict our future revenue given our lengthy sales cycles; seasonality; our ability to operate in a highly competitive industry; merchant concentration; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to develop enhancements to our products; our dependence on our executive officers and senior management, and our ability to attract new talent, particularly in Israel; our limited experience in determining the optimal pricing for our products; our ability to obtain additional financing on favorable terms or at all; our reliance on Amazon Web Services; our ability to detect errors, defects or disruptions in our platform; our ability to protect our merchants' and their consumers’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to expand into markets outside the United States; our ability to effectively expand our sales force to facilitate revenue growth; the concentration of our voting power as a result of our dual class structure; and other risk factors set forth in Section 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on February 25, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
About Riskified

Riskified empowers businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless. We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us. Learn more at riskified.com.

Investor Relations: Chett Mandel | chett.mandel@riskified.com

Corporate Communications: press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of June 30, 2022	As of December 31, 2021

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$290,949	$418,143
Restricted cash	4,169	6,984
Short-term deposits	192,540	85,132
Accounts receivable, net	28,330	35,477
Prepaid expenses and other current assets	7,474	19,338
Total current assets	523,462	565,074
Property and equipment, net	18,072	16,968
Operating lease right-of-use assets	37,397	—
Deferred contract acquisition costs	11,902	11,630
Other assets, noncurrent	8,226	6,962
Total assets	$599,059	$600,634
Liabilities, Convertible Preferred Shares, and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,777	$228
Accrued compensation and benefits	18,546	24,748
Guarantee obligations	9,770	12,112
Provision for chargebacks, net	9,634	12,020
Operating lease liabilities, current	4,151	—
Accrued expenses and other current liabilities	16,871	13,306
Total current liabilities	60,749	62,414
Operating lease liabilities, noncurrent	33,624	—
Other liabilities, noncurrent	5,567	9,359
Total liabilities	99,940	71,773
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of June 30, 2022 and December 31, 2021; 92,852,989 and 75,909,531 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of June 30, 2022 and December 31, 2021; 74,284,784 and 88,055,520 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	—	—
Additional paid-in capital	814,893	775,249
Accumulated other comprehensive profit (loss)	(2,918)	176
Accumulated deficit	(312,856)	(246,564)
Total shareholders’ equity	499,119	528,861
Total liabilities, convertible preferred shares, and shareholders’ equity	$599,059	$600,634

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Revenue	$59,932	$55,692	$118,777	$106,775
Cost of revenue	29,326	22,390	57,803	44,845
Gross profit	30,606	33,302	60,974	61,930
Operating expenses:
Research and development	17,947	12,439	36,060	24,133
Sales and marketing	22,892	14,812	46,021	27,484
General and administrative	22,554	7,701	44,506	15,312
Total operating expenses	63,393	34,952	126,587	66,929
Operating profit (loss)	(32,787)	(1,650)	(65,613)	(4,999)
Interest income (expense), net	1,319	35	1,993	69
Other income (expense), net	(44)	(18,565)	(76)	(58,287)
Profit (loss) before income taxes	(31,512)	(20,180)	(63,696)	(63,217)
Provision for (benefit from) income taxes	1,516	309	2,596	924
Net profit (loss)	$(33,028)	$(20,489)	$(66,292)	$(64,141)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(3,669)	—	(3,094)	—
Comprehensive profit (loss)	$(36,697)	$(20,489)	$(69,386)	$(64,141)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.20)	$(1.41)	$(0.40)	$(4.42)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	166,365,844	14,529,433	165,480,508	14,497,481

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(33,028)	$(20,489)	$(66,292)	$(64,141)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(1,520)	118	(1,695)	17
Provision for (benefit from) account receivable allowances	(73)	(51)	(175)	78
Depreciation and amortization	949	628	1,928	1,132
Amortization of deferred contract costs	1,492	910	2,894	1,738
Remeasurement of convertible preferred share warrant liabilities	—	13,628	—	37,012
Remeasurement of convertible preferred share tranche rights	—	5,399	—	21,260
Share-based compensation expense	18,136	2,577	36,523	5,126
Non-cash operating lease right-of-use asset changes	1,051	—	2,138	—
Changes in accrued interest on short-term deposits	(384)	—	(655)	—
Ordinary share warrants issued to a customer	383	—	767	—
Other	102	48	107	32
Changes in operating assets and liabilities:
Accounts receivable	(4,666)	(3,540)	7,350	11,021
Deferred contract acquisition costs	(1,675)	(1,211)	(2,498)	(2,245)
Prepaid expenses and other assets	1,966	(1,497)	6,935	(6,552)
Accounts payable	598	563	1,607	612
Accrued compensation and benefits	1,876	3,129	(5,585)	334
Guarantee obligations	636	279	(2,342)	(2,534)
Provision for chargebacks, net	328	(1,139)	(2,386)	(3,595)
Operating lease liabilities	(1,095)	—	(2,370)	—
Accrued expenses and other liabilities	2,578	2,068	4,377	5,994
Net cash provided by (used in) operating activities	(12,346)	1,420	(19,372)	5,289
Cash flows from investing activities:
Purchases of short-term deposits	(40,211)	(25,000)	(191,964)	(25,000)
Maturities of short-term deposits	—	6,990	85,211	14,006
Purchases of property and equipment	(434)	(706)	(2,979)	(1,094)
Capitalized software development costs	(545)	(198)	(972)	(490)
Net cash provided by (used in) investing activities	(41,190)	(18,914)	(110,704)	(12,578)
Cash flows from financing activities:
Proceeds from issuance of convertible preferred shares and warrants, net of issuance costs	—	26,781	—	26,781
Proceeds from exercise of share options	1,426	335	2,181	559
Payments of deferred offering costs	—	(1,210)	(190)	(2,030)
Net cash provided by (used in) financing activities	1,426	25,906	1,991	25,310
Net increase (decrease) in cash, cash equivalents, and restricted cash	(52,110)	8,412	(128,085)	18,021
Effects of exchange rates on cash, cash equivalents, and restricted cash	(1,348)	—	(1,924)	—
Cash, cash equivalents, and restricted cash—beginning of period	348,576	116,266	425,127	106,657
Cash, cash equivalents, and restricted cash—end of period	295,118	124,678	295,118	124,678

Reconciliation of GAAP to Non-GAAP Metrics
The following tables reconcile non-GAAP metrics to the most directly comparable GAAP metric and are presented in thousands except for share and per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(33,028)	$(20,489)	$(66,292)	$(64,141)
Provision for (benefit from) income taxes	1,516	309	2,596	924
Interest (income) expense, net	(1,319)	(35)	(1,993)	(69)
Other (income) expense, net	44	18,565	76	58,287
Depreciation and amortization	949	628	1,928	1,132
Share-based compensation expense	18,136	2,577	36,523	5,126
Payroll taxes related to share-based compensation	77	—	90	—
Adjusted EBITDA	$(13,625)	$1,555	$(27,072)	$1,259

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP gross profit	30,606	33,302	60,974	61,930
Plus: depreciation and amortization	173	165	344	276
Plus: share-based compensation expense	146	37	294	63
Plus: payroll taxes related to share-based compensation	2	—	2	—
Non-GAAP gross profit	$30,927	$33,504	$61,614	$62,269
Gross profit margin	51%	60%	51%	58%
Non-GAAP gross profit margin	52%	60%	52%	58%

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
GAAP cost of revenue	$29,326	$22,390	$57,803	$44,845
Less: depreciation and amortization	173	165	344	276
Less: share-based compensation expense	146	37	294	63
Less: payroll taxes related to share-based compensation	2	—	2	—
Non-GAAP cost of revenue	$29,005	$22,188	$57,163	$44,506

GAAP research and development	$17,947	$12,439	$36,060	$24,133
Less: depreciation and amortization	359	197	$733	$352
Less: share-based compensation expense	2,451	1,013	$4,883	$1,838
Non-GAAP research and development	$15,137	$11,229	$30,444	$21,943

GAAP sales and marketing	$22,892	$14,812	$46,021	$27,484
Less: depreciation and amortization	238	158	486	306
Less: share-based compensation expense	4,881	872	10,204	1,797
Less: payroll taxes related to share-based compensation	45	—	58	—
Non-GAAP sales and marketing	$17,728	$13,782	$35,273	$25,381

GAAP general and administrative	$22,554	$7,701	$44,506	$15,312
Less: depreciation and amortization	179	108	$365	$198
Less: share-based compensation expense	10,658	655	$21,142	$1,428
Less: payroll taxes related to share-based compensation	30	—	30	—
Non-GAAP general and administrative	$11,687	$6,938	$22,969	$13,686

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$(12,346)	$1,420	$(19,372)	$5,289
Purchases of property and equipment	(434)	(706)	(2,979)	(1,094)
Capitalized software development costs	(545)	(198)	(972)	(490)
Free Cash Flow	$(13,325)	$516	$(23,323)	$3,705

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Net profit (loss)	$(33,028)	$(20,489)	$(66,292)	$(64,141)
Remeasurement of convertible preferred share warrant liabilities	—	13,628	—	37,012
Remeasurement of convertible preferred share tranche rights	—	5,399	—	21,260
Depreciation and amortization	949	628	1,928	1,132
Share-based compensation expense	18,136	2,577	36,523	5,126
Payroll taxes related to share-based compensation	77	—	90	—
Non-GAAP net profit (loss)	$(13,866)	$1,743	$(27,751)	$389

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.20)	$(1.41)	$(0.40)	$(4.42)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	$(0.08)	$0.01	$(0.17)	$0.00
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	$(0.08)	$0.01	$(0.17)	$0.00

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	166,365,844	14,529,433	165,480,508	14,497,481
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	146,648,106	—	146,648,106
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic(1)	166,365,844	161,177,539	165,480,508	161,145,587

Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	166,365,844	14,529,433	165,480,508	14,497,481
Add: Non-GAAP weighting adjustment for Class A and B ordinary shares issued in connection with IPO	—	146,648,106	—	146,648,106
Add: Dilutive Class A and B ordinary share equivalents	—	6,240,591	—	5,592,318
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted(1)	166,365,844	167,418,130	165,480,508	166,737,905
(1) Weighted-average shares used in computing non-GAAP net profit (loss) per share reflect the Class A and B ordinary shares issued in connection with the IPO that are outstanding as of the end of the period as if they were outstanding as of the beginning of the earliest period presented for comparability.